This offering is not live or open to the public at this moment.

PLAY VIDEO

0

Reservations

$0

Raised of $10k - $1m goal

Better World Spirits

Consciously Created Spirits

Small OPO · York, PA · Food & Beverage

0% funded with 323 days left

"Better World Spirits is driven by the belief that there is a higher purpose for business than profit."

Chat


better world spirits
VODKA COCKTAIL
Strawberry
ELDERFLOWER
PROUDLY PRODUCED IN PA
12 FL OZ
VODKA COCKTAIL
Blueberry
LAVENDER
VODKA COCKTAIL
Citrus
JUNIPER CUCUMBER
VODKA COCKTAIL
Blood Orange
GINGER
VODKA COCKTAIL
Peach
BASIL

Chat

OUR MISSION

At Better World Spirits, we're creating delicious, all-naturally crafted hard sodas that support local sustainable agriculture and a healthier world. With an assortment of exciting fresh flavors, Better World Spirits will tap into the new and growing markets of canned cocktails and socially responsible consumerism.





WHAT IS HARD SODA?

Better World Spirits are specially crafted sodas mixed with vodka and packaged in convenient 12 oz. recyclable cans that can easily be taken to the beach, grabbed at a bar, thrown in an ice bucket at parties, or opened at home. Hard soda makes for a refreshing adult take on a kids beverage.

PENNSYLVANIA PRIDE

Better World Spirits is Pennsylvania-based and proud of it. We want to give back to the state we call home by supporting our communities and neighbors. We want Better World Spirits to distribute within Pennsylvania for now. With Pennsylvania's population of over 8,843,276 aged 21 a[illegible] over, and with more than 20,000 establishments with liquor licenses, [illegible] believe this focused direction is a responsible, lucrative and achievable goal.

OUR COMPETITIVE EDGE

PROVIDING AN ARTISANAL ALTERNATIVE WITH ENDLESS FLAVOR

Canned cocktails are relatively new to the hard beverage market. Millenials and other hard beverage consumers are limited to malt-based concoctions using same-old, same-old sodas like root beer and ginger beer. Better World Spirits will be a welcome change for Millennials and other adult beverage consumers who are on the lookout for less-sweet, ready-to-drink alternatives with an ever-growing, innovative assortment of flavors that will pique their curiosity and satisfy their adventurous tastes. In 2015, Distilled Spirits Council of the United States reported that discovery and innovation is what drives Millennial consumer purchasing and promotion. They are not OK with simply hard root beer. They also want natural ingredients they can recognize. They demand premium artisanal products and more interesting flavors. Better World Spirits hears them and is happy to provide.


better world

OUR POTENTIAL FLAVOR COMBINATIONS



Strawberry Elderflower
Cucumber Agave Mint
Raspberry Basil
Blood Orange Ginger



Blueberry Lavender
Black Cherry Hibiscus
Green Apple Cinnamon
Cranberry Ginger Lime



Strawberry Lemon
Peach Basil
Green Tea Ginger
Juniper Citrus Cucumber

Chat

MIXING BUSINESS WITH PURPOSE

Better World Spirits also differentiates itself from its competitors by believing that businesses can contribute to a better world for our children, grandchildren and future generations while still making a profit. We intend to support local sustainable and urban agriculture by giving to groups such as the Pennsylvania Association for Sustainable Agriculture—the largest statewide, member-based sustainable farming organization in the United States. We also want to make our mission, your mission.







TRANSPARENT BUSINESS MODEL

Local and national competitors may have corporate and social responsibility departments, but it is often unclear what they do and how it impacts people. Better World Spirits formed as a benefit corporation so we can be held accountable using a transparent business model that requires us by law to prepare and distribute an Annual Benefit Report to investors to share our efforts in creating public benefit throughout the year.

Chat

SPECIAL DISTILLERY LICENSE FOR MAXIMUM RETURN

Better World Spirits will hold a "limited distillery" license from the Pennsylvania Liquor Control Board, a special license for those producing less than 100,000 gallons of product a year. Unlike larger distilleries that must go through the state liquor control board to distribute their products, a limited distillery license allows us to self-distribute our products and sell directly to establishments — bars, restaurants, resorts, casinos, clubs, etc. —outside of the confines of the state control system for potentially higher profit margin, quicker product placement and larger sales volume.

OUR MARKETS

CONSCIENTIOUS CONSUMERS

The trend to purchase and promote products with a social purpose in mind has been on the rise for some time. According to the 2012 Edelman Good Purpose Study which researches consumer attitudes towards social purpose:

47%

of global consumers buy brands that support a good cause.

47% increase from 2010.

73%

of consumers would switch brands if a similar brand supported a good cause.

9% increase since 2009.

72%

of consumers would recommend a brand that supports a good cause over one that doesn't.

39% increase since 2008.

71%

Chat

of consumers would help a brand promote their if there is a good cause behind them.

34% increase since 2008.

STEADY INDUSTRY GROWTH, ESPECIALLY WITH MILLENNIALS

64 % Of Americans

According to Gallup, the number of adults in the US who consume alcoholic beverages has remained consistent for the past 50 years at 64% (appx 150 million).

For the last 50 years 64% of Americans consume alcoholic beverages

62 Million Millennials

Chris Fehrnstrom, chief marketing officer for Constellation Brands, reported that there are 62 million Millennials of legal drinking age in the Unites States, and in two years another eight million will turn 21.

62 million Millennials of legal drinking age in the Unites States

73% Of Women

Nielsen report found that 73% of wom surveyed enjoy flavored alcoholic beverages, with the number increasing to 92% for women between the ages of 21-34.

73% of women surveyed enjoy flavored alcoholic beverages

Beverage Information Group began recording the alcopop (sweet, carbonated, alcoholic beverages) market in 2012, when an explosion of new products flooded the market and alcopops were determined to hold 2.8% market share of total beer consumption. Since then, alcopop consumption has increased to 3.5% of total beer market share in the U.S. and continues to rise. Though 3.5% may not sound like much, in 2011 alone, 36 alcopop brands were introduced, comprising 35.6% of the new beer beverages that year. In 2015, Not Your Father's Root Beer signed a national distribution deal with Pabst and within 12 months earned $92 million in sales. Industry reports predict that the alcopop market share will continue its upward trend, with sales reaching 148 million cases in 2019 - a 32% increase over five years.

JOIN OUR CAUSE

Better World Spirits is an alternative to traditional "me" centered brands. We want to build a community of investors and consumers who are looking to be a part of something with a higher purpose. Join us in the movement to partner business with communities and convert profits into a means for beneficial change. By investing in Better World Spirits' equity crowdfunding campaign, you can feel good knowing that our mutual success will actively help to better our world.

Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Meet the Founder



Chat

Wade Keech

THE PHILANTHROPIC SPIRIT

Wade Keech has a B.S. in Chemistry from Millersville University and an MBA in Sustainable Business Systems from Pinchot University. He started Whitetail Brewing in York in 1994 in the early days of the craft brewing industry and is very familiar with the alcohol industry. He is currently consulting for Barley Creek Brewing and Distilling and assisting in setting up a new distillery at an established brewpub. He is designing recipes and overseeing the production of spirits. He was a founding member of the PA Microbrewers Guild and now will assist the nascent PA Craft Distillers Guild and assist with the formation to aggressively work to improve the business environment. He is passionate about making the world a place where the children and grandchildren of today will be able to live and appreciate the world of tomorrow. He enjoys local food, complex flavor profiles, and a finely crafted dirty gin martini.

Chat

And the Rest of the Team



Ryan Schriver

THE INQUISITIVE SPIRIT

Business Development Ryan Schriver, graduate of YTI with an Associate's degree in business management, brings his 22 years of experience to the forefront with his passion for classic cocktail history and knowledge. The foundation of his customer service and sales career started in many restaurant jobs in Pennsylvania, especially with his own concept in York- Club Seven ('06-'07). Refining his craft really began in 2010 where he worked at Ciro's Speakeasy in Tampa, FL igniting his "thirst" for the modern day craft cocktail. Ryan's unique flavor changing cocktail creations has landed him 1st place in 2014's Ciroc competition; 2nd in 2013 Best of the Bay's Cocktail Competition (Dine Tampa Bay); and advancement to the 2nd round of Bols Genever's worldwide search for Best Bartender. Most recently Ryan bartended at Charleston Food Bloggers #1 pick for the best restaurant in Florida 2014, Edison Food and Drink Lab.



Mandy Schriver

THE DISCERNING SPIRIT

Business Development & Taste Consultant Mandy Scriver has a BA degree in Health, Human Performance, and Recreation with a Minor in Health Education from University of Wisconsin-Whitewater. Her dedication to the craft cocktail world and flavor consultant has been honed in establishments across the country. Her appreciation for locally made products from sustainably sourced raw materials shines through. Her experience creating flavor profiles for discerning customers provide insight into the mind of the consumer.



John Wilson

THE PIONEERING SPIRIT

Head of Research & Product Development John Wilson has a B.A. in English from Morehouse College, a M.A. in International Relations from Bond University and is currently pursuing a M.S degree Fermentation Science and Technology at Colorado State University. As an experienced grass roots organizer and program manager for international relief, John brings a unique perspective and skillset to the company's social venture goals. John has also been studying fermentation and traditional fermentation techniques for almost twenty years. This experience brings an innovative approach in researching and developing new flavor profiles, allowing the company to company to offer a more unique and dynamic product line. John is passionate about his family, music, and the art of fermentation.



Monte Carroll

THE ARTFUL SPIRIT

Business Strategist As a mid-life student, Monte Carroll earned a BA in Business Administration from Belmont University in Nashville. He stepped away from his career with a large mortgage banking firm to focus on his passions - pricing strategy and business managemen[...] holds a Certified Pricing Professio[...] designation with the Professional Pricing Society. He has also owned and managed a successful specialty food manufacturing company. His infectious enthusiasm, broad knowledge, and food production experience complement the business.

Chat

Offering Summary

Terms of Offering

Type of Security Offered – Promissory Note

Maturity Date – 5 years

Interest Rate – 5%

Annual disbursement of interest with principal paid upon maturity of loan

Defer one payment without being in default

Minimum note $100 with all notes offered in increments of $100 e.g. $100, $200, $300, etc.

Minimum Target Offering $10,000

Conditions Imposed by Liquor Control Board. Because the Company is subject to the oversight of the Pennsylvania Liquor Control Board ("PCLB"), the following additional conditions apply to investment in the Notes:

PCLB has the authority to accept or reject investors in the Company. If PCLB does not approve a particular Note purchaser, such purchaser's investment shall be returned without interest.

Lender may be required to respond to requests for information and interviews with PCLB, including a criminal background check. Lender hereby agrees to comply with all such requests. Failure by the Lender to comply with all such requests may result in the return of Lender's investment without interest.

Any person that owns an interest in any Pennsylvania liquor license may not purchase the Notes.

Lender shall be required to complete and return Form PLCB-2018 and hereby authorizes the Company to file the form in behalf of the Lender with the PLCB.

Chat

Annual Report

View Better World Spirits's Annual Report

Chat

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Chat

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Better World Spirits to get notified of future updates!

Comments (0 Total)

Add a public comment...

Chat

POST

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat

Copyright © 2016 StartEngine, LLC. All Rights Reserved.